UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

☐         TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to

Commission file number 1-14201

SEMPRA ENERGY SAVINGS PLAN, SAN DIEGO GAS & ELECTRIC COMPANY
SAVINGS PLAN, SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS
PLAN, MESQUITE POWER LLC SAVINGS PLAN, MOBILE GAS SERVICE
CORPORATION EMPLOYEE SAVINGS PLAN AND MOBILE GAS SERVICE
CORPORATION BARGAINING UNIT EMPLOYEE SAVINGS PLAN

(Full title of the Plans)

SEMPRA ENERGY

(Name of the issuer of the securities held pursuant to the Plan)

101 Ash Street, San Diego, California 92101

(Address of principal executive office of the issuer)

AUDITED FINANCIAL STATEMENTS
Sempra Energy Savings Plan
San Diego Gas & Electric Company Savings Plan
Southern California Gas Company Retirement Savings Plan
Mesquite Power LLC Savings Plan
Mobile Gas Service Corporation Employee Savings Plan
Mobile Gas Service Corporation Bargaining Unit Employee Savings Plan

SIGNATURES

EXHIBITS

23.0 Consent of Independent Registered Public Accounting Firm

Sempra Energy Savings Plan

Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009, Supplemental Schedule as of December 31, 2009, and Report of Independent Registered Public Accounting Firm

SEMPRA ENERGY SAVINGS PLAN

NOTE:   Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Sempra Energy Savings Plan

San Diego, California

We have audited the accompanying statements of net assets available for benefits of the Sempra Energy Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

June 29, 2010

SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

(Dollars in thousands)

	2009	2008

CASH AND CASH EQUIVALENTS	$—	$5

INVESTMENT — Investment in Sempra Energy Savings Master Trust	181,487	138,413

RECEIVABLES:
Dividends	405	360
Employer contributions	1,024	985
Employee contributions	229	—

Total receivables	1,658	1,345

NET ASSETS AVAILABLE FOR BENEFITS	$183,145	$139,763

See notes to financial statements.

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SEMPRA ENERGY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

(Dollars in thousands)

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$39,986

Contributions:
Employer	3,892
Participating employees	11,122

Total contributions	15,014

Transfers from plans of related entities	304

Net additions	55,304

DEDUCTIONS:
Distributions to participants or their beneficiaries	9,878
Transfers to plans of related entities	2,019
Administrative expenses	25

Total deductions	11,922

INCREASE IN NET ASSETS	43,382

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	139,763

End of year	$183,145

See notes to financial statements.

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SEMPRA ENERGY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Sempra Energy Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Sempra Energy or any affiliate who has adopted this Plan (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an Employer matching contribution. Employees may make regular savings investments in Sempra Energy common stock and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $16,500 for 2009. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2009. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay increasing every May by 1% up to a maximum of 6%, and the default investment vehicle for 2009 is a T. Rowe Price Retirement Fund option based on the assumption that the employee will retire at age 65. Employees hired after January 1, 2007, have the option to opt out.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan for all participants except for those employed by El Dorado Energy, LLC (El Dorado), a subsidiary of the Company. The matching contributions are equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. For the participants employed by El Dorado, that company makes matching contributions to the Plan equal to 100% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. Employer contributions are funded, in part, from the Sempra Energy Employee Stock Ownership Plan and Trust. The Company’s matching contributions are invested in Sempra Energy common stock. Total Employer nonelective matching contributions for the year ended December 31, 2009 were $2,867,949.

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Discretionary Incentive Contribution — If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company will make an additional incentive contribution for all participants except those employed by El Dorado, as determined by the Board of Directors of Sempra Energy. An incentive contribution of .82% of eligible compensation for all eligible participants, except those employed by El Dorado, was made for 2009. For participants of the Plan employed by El Dorado, each year that company will make an additional incentive contribution of not less than 3% and not more than 6% of eligible pay. For 2009, El Dorado contributed 5.81%. Incentive contributions were made on March 17, 2010 and March 16, 2009, to all employees employed on December 31, 2009 and 2008, respectively. The contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the years ended December 31, 2009 and 2008, were $958,958 and $985,344, respectively. These amounts are reflected in Employer contributions receivable on the statements of net assets available for benefits.

Participant Accounts — A separate account is established and maintained in the name of each participant and reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund, less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, TradeLink. Participants may invest a maximum of 50% of the value of their Plan accounts (excluding the Employer matching contributions) within their TradeLink brokerage account.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

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Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as exempt party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption and investment management fees. Fees paid by the Plan to the recordkeeper for administrative services were $24,870 for the year ended December 31, 2009.

At December 31, 2009 and 2008, the Plan held, through the Master Trust, 1,064,628 and 1,053,740 shares of common stock of Sempra Energy, the sponsoring employer, with a revalued cost basis, revalued annually as of January 1, of $45,786,026 and $62,754,294, respectively, and recorded dividend income of $1,649,092 during the year ended December 31, 2009.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, and a stable value fund.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

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Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances, plus accrued interest.

The Master Trust’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2009 or 2008.

Adoption of New Accounting Pronouncements — The accounting standards described below that were adopted in 2009 affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

Statement of Financial Accounting Standards (SFAS)No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”(SFAS 168): The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or the Codification) became the official source of authoritative GAAP on July 1, 2009.  For convenience, the prior GAAP source references are provided in addition to the Codification references throughout these financial statements and notes. In addition, the Codification changed the referencing system used to identify new accounting guidance. As a result, accounting updates issued after July 1, 2009 are referred to as Accounting Standards Updates (ASU).  New pronouncements issued before July 1, 2009 are referred to by their original title.

FASB Staff Position (FSP) FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly” (FSP FAS 157-4): FSP FAS 157-4, which amends ASC 820, Fair Value Measurements and Disclosures (originally issued as FASB Statement No. 157, Fair Value Measurements) (ASC 820), concerns the determination of fair values for assets and liabilities when there is no active market or where the prices used might represent distressed sales. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The FSP also outlines factors to be used to determine whether there has been a significant decrease in the volume and level of activity for the assets and liabilities when compared with normal market activity.

SFAS 165, “Subsequent Events” (SFAS 165), as amended by ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements” (ASU 2010-09): SFAS 165 (ASC 855), as amended by ASU 2010-09, requires management to evaluate events that occur after the balance sheet date through the date that the financial statements are issued. The guidance is similar to current audit guidance and does not change the way subsequent events are assessed. SFAS 165 required that the Company disclose the date through which they evaluated subsequent events. ASU 2010-09 removed the requirement for companies that must file financial statements with the U.S. Securities and Exchange Commission.

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ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU No. 2010-06): ASU 2010-6 amends ASC 820 and requires additional fair value measurement disclosures, including transfers into and out of Levels 1 and 2; separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements; and valuation techniques and inputs used for Level 2 and Level 3 instruments. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact that ASU No. 2010-06 will have on disclosures.

ASU No. 2009-12, “Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent)” (ASU 2009-12): ASU 2009-12 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall and is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). It permits, as a practical expedient, an entity holding investments in certain entities that calculate NAV per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that NAV per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan adopted ASU No. 2009-12 in 2009 on a prospective basis and provides the additional required disclosure in Note 9. The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits or statement of changes in net assets available for benefits.

Subsequent Events — Management has evaluated events subsequent to December 31, 2009 through the date the financial statements were available to be issued, and no events have occurred that require consideration as adjustments to or disclosures in the financial statements.

3.                      TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of both December 31, 2009 and 2008, interest rates on loans ranged from 4.25% to 10.50%, and as of December 31, 2009, had maturity dates through January 2025. The balance of the Plan’s participant loans of $2,058,930 and $1,787,325 is included in Investment in Sempra Energy Savings Master Trust on the statements of net assets available for benefits as of December 31, 2009 and 2008, respectively.

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5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan (the Trustee), and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At December 31, 2009 and 2008, the Plan’s interest in the net assets of the Master Trust was approximately 9% for both years.

The net assets available for benefits of the Master Trust at December 31, 2009 and 2008, are summarized as follows:

	2009	2008

At fair value:
Sempra Energy common stock	$919,478	$686,525
Money market fund	65,718	57,188
Mutual funds:
Domestic stock funds	420,161	306,131
Balanced funds	301,936	200,002
Bond funds	92,099	80,973
Other	11,939	9,202
At estimated fair value — stable value funds	113,532	93,652
At estimated fair value — common/collective trust	79,985	61,893
At cost — participant loans	54,939	46,440

Net assets available for benefits	$2,059,787	$1,542,006

Net appreciation and dividend and interest income for the Master Trust for the year ended December 31, 2009, are as follows:

Net appreciation of investments at fair value:
Sempra Energy common stock	$221,419
Mutual funds	167,639
Net apprecation of investments at estimated fair value	15,057

Net appreciation of investments	$404,115

Dividend income	$42,586

Interest income	$3,251

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The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2009 and 2008:

	2009		2008

Sempra Energy common stock	$59,598		$44,921
Vanguard Institutional Index Fund	22,476		18,484
T. Rowe Price Personal Strategy Balanced Fund	17,859		12,609
T. Rowe Price Small-Cap Stock Fund	13,696		10,687
Pyramis Select International Equity Commingled Pool Fund	9,151	*	7,606
T. Rowe Price Stable Value Fund	8,973	*	7,158

* This investment does not represent 5% or more of the Plan’s assets at December 31, 2009, but is shown for comparative purposes.

The Plan, through the Master Trust, invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

6.                      NONPARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments despite the employee’s ability to subsequently transfer them into other investments. The investment of Employer discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments held by the Master Trust, and the significant components of the changes therein, are as follows for the year ended December 31, 2009:

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust as of December 31, 2008	$28,540

Changes in assets:
Contributions	2,868
Net appreciation and dividend income	10,115
Distributions to participants or their beneficiaries	(2,026)
Transfers to participant directed investments	(1,672)
Transfers to plans of related entities	(247)

Total change in assets	9,038

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust as of December 31, 2009	$37,578

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7.                      FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                  Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                  Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                  Level 3, which refers to securities valued based on significant unobservable inputs. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008 by major category of debt and equity securities determined by the nature and risk of the investments:

	Master Trust Fair Value Measurements at December 31, 2009
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$919,478	$—	$—	$919,478

Money market fund	65,718	—	—	65,718

Mutual funds:
Domestic stock funds	420,161	—	—	420,161
Balanced funds	301,936	—	—	301,936
Bond funds	92,099	—	—	92,099
Other	11,939	—	—	11,939

Total mutual funds	826,135	—	—	826,135

Stable value fund	—	113,532	—	113,532

Common/collective trust	—	79,985	—	79,985

Participant loans	—	—	54,939	54,939

Total assets at fair value	$1,811,331	$193,517	$54,939	$2,059,787

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	Master Trust Fair Value Measurements at December 31, 2008
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$686,525	$—	$—	$686,525

Money market fund	57,188	—	—	57,188

Mutual funds:
Domestic stock funds	306,131	—	—	306,131
Balanced funds	200,002	—	—	200,002
Bond funds	80,973	—	—	80,973
Other	9,202	—	—	9,202

Total mutual funds	596,308	—	—	596,308

Stable value fund	—	93,652	—	93,652

Common/collective trust	—	61,893	—	61,893

Participant loans	—	—	46,440	46,440

Total assets at fair value	$1,340,021	$155,545	$46,440	$1,542,006

The following table summarizes the changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Master Trust Investments
Participant loans

Balance — beginning of year	$46,440
Purchase, sales, issuances, and settlements (net)	8,499

Balance — end of year	$54,939

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common stocks:  Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Money market and mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable value funds:  The fair values of participation units in stable value collective trusts are based upon the NAVs of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 8).

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Common collective trusts:  The fair values of participation units held in collective trusts, other than stable value funds, are based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs).  The investment objectives and underlying investments of the collective trusts vary, with some holding diversified portfolios of domestic or international stocks and open-ended mutual funds, some holding securities of U.S. companies in a particular industry sector, some holding short-term and/or medium-term corporate, government and government agency bonds, and others holding a blend of various domestic stocks, bonds and mutual funds.  Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement (see Note 9).

Participant loans:  Participant loans are reported at outstanding balances, as management has concluded that the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values.  However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8.                      STABLE VALUE FUNDS

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc.  The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses.  The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value.  Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Average Yields

The average yields of the Fund for the year ended December 31, 2009 were as follows:

Based on annualized earnings (1)	4.23%
Based on interest rate credited to participants (2)	4.26%

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(1)          Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)          Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

9.                      NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following table as of December 31, 2009, sets forth a summary of the investments held by the Plan through the Master Trust with a reported NAV:

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2009
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (1)	$8,973	$—	Daily	None (1)	None (1)
Pyramis Select International Equity Commingled Pool Fund (2)	9,151	—	Daily	None (2)	None

Total	$18,124	$—

(1)   The Fund strategies seek to maximize current income while maintaining invested principal.  The Plan is required to give notice one day in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the Fund due to the termination of the Master Trust.

(2)          The pool strategies seek long-term growth of capital primarily through investment in foreign securities.  There is a 1% redemption fee for units held less than 30 days.

******

14

SUPPLEMENTAL SCHEDULE

15

SEMPRA ENERGY SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

(c)
	(b)	Description of Investment		(e)
	Identity of Issuer, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 10.50%; maturities from February 2010 through January 2025	**	$2,058,930

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

16

San Diego Gas & Electric Company Savings Plan

Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009, Supplemental Schedule as of December 31, 2009, and Report of Independent Registered Public Accounting Firm

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTE:    Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

San Diego Gas and Electric Company Savings Plan

San Diego, California

We have audited the accompanying statements of net assets available for benefits of the San Diego Gas and Electric Company Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

June 29, 2010

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

(Dollars in thousands)

	2009	2008

CASH AND CASH EQUIVALENTS	$581	$2

INVESTMENT — Investment in Sempra Energy Savings Master Trust	843,841	619,985

RECEIVABLES:
Dividends	2,428	2,087
Employer contributions	3,488	3,386
Employee contributions	1,530	—

Total receivables	7,446	5,473

NET ASSETS AVAILABLE FOR BENEFITS	$851,868	$625,460

See notes to financial statements.

2

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

(Dollars in thousands)

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$187,333

Contributions:
Employer	13,639
Participating employees	43,011

Total contributions	56,650

Transfers from plans of related entities	2,355

Net additions	246,338

DEDUCTIONS:
Distributions to participants or their beneficiaries	19,305
Transfers to plans of related entities	464
Administrative expenses	161

Total deductions	19,930

INCREASE IN NET ASSETS	226,408

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	625,460

End of year	$851,868

See notes to financial statements.

3

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the San Diego Gas & Electric Company Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of San Diego Gas & Electric Company (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an Employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, nonrepresented participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. As of March 24, 2009, for represented participants only, the employee deferral limit increased from 25% to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $16,500 for 2009. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2009. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay increasing every May by 1% up to a maximum of 6%, and the default investment vehicle for 2009 is a T. Rowe Price Retirement Fund option based on the assumption that the employee will retire at age 65. Employees hired after January 1, 2007, have the option to opt out.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. As of January 1, 2008, Employer contributions are funded, in part, from the Sempra Energy Employee Stock Ownership Plan and Trust. Total Employer nonelective matching contributions for the year ended December 31, 2009, were $10,150,345.

4

Discretionary Incentive Contribution — If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy. An incentive contribution of .82% of eligible compensation was made for 2009. Incentive contributions were made on March 17, 2010 and March 16, 2009, to all employees employed on December 31, 2009 and 2008, respectively. The contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the years ended December 31, 2009 and 2008, were $3,153,770 and $3,386,034, respectively. These amounts are reflected in Employer contributions receivable on the statements of net assets available for benefits.

Participant Accounts — A separate account is established and maintained in the name of each participant and reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund, less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, TradeLink Plus. Participants may invest a maximum of 10% of the value of their Plan accounts (excluding the Employer matching contributions) within their TradeLink Plus brokerage account. TradeLink Plus allows participants to invest in any listed fund or security except Sempra Energy common stock.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement, or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

5

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as exempt party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption, and investment management fees. Fees paid by the Plan to the recordkeeper for administrative services were $160,715 for the year ended December 31, 2009.

At December 31, 2009 and 2008, the Plan held, through the Master Trust, 6,765,264 shares and 6,555,542 shares of common stock of Sempra Energy, the sponsoring employer, with a revalued cost basis, revalued annually as of January 1, of $291,582,939 and $397,011,071, respectively, and recorded dividend income of $9,642,156 during the year ended December 31, 2009.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances, plus accrued interest.

The Master Trust’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

6

Benefit Payments — Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $112,302 and $0 at December 31, 2009 and 2008, respectively.

Adoption of New Accounting Pronouncements — The accounting standards described below that were adopted in 2009 affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

Statement of Financial Accounting Standards (SFAS)No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”(SFAS 168): The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or the Codification) became the official source of GAAP on July 1, 2009. For convenience, the prior GAAP source references are provided in addition to the Codification references throughout these financial statements and notes. In addition, the Codification changed the referencing system used to identify new accounting guidance. As a result, accounting updates issued after July 1, 2009 are referred to as Accounting Standards Updates (ASU). New pronouncements issued before July 1, 2009 are referred to by their original title.

FASB Staff Position (FSP) FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly” (FSP FAS 157-4): FSP FAS 157-4, which amends ASC 820, Fair Value Measurements and Disclosures (originally issued as FASB Statement No. 157, Fair Value Measurements) (ASC 820), concerns the determination of fair values for assets and liabilities when there is no active market or where the prices used might represent distressed sales. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The FSP also outlines factors to be used to determine whether there has been a significant decrease in the volume and level of activity for the assets and liabilities when compared with normal market activity.

SFAS 165, “Subsequent Events” (SFAS 165), as amended by ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements” (ASU 2010-09): SFAS 165 (ASC 855), as amended by ASU 2010-09, requires management to evaluate events that occur after the balance sheet date through the date that the financial statements are issued. The guidance is similar to current audit guidance and does not change the way subsequent events are assessed. SFAS 165 required that the Company disclose the date through which they evaluated subsequent events. ASU 2010-09 removed the requirement for companies that must file financial statements with the U.S. Securities and Exchange Commission.

ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU No. 2010-06): ASU 2010-6 amends ASC 820 and requires additional fair value measurement disclosures, including transfers into and out of Levels 1 and 2; separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements; and valuation techniques and inputs used for Level 2 and Level 3 instruments. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact that ASU No. 2010-06 will have on disclosures.

7

ASU No. 2009-12, “Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent)” (ASU 2009-12): ASU 2009-12 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall and is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). It permits, as a practical expedient, an entity holding investments in certain entities that calculate NAV per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that NAV per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan adopted ASU No. 2009-12 in 2009 on a prospective basis and provides the additional required disclosure in Note 9. The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits or statement of changes in net assets available for benefits.

Subsequent Events — Management has evaluated events subsequent to December 31, 2009 through the date the financial statements were available to be issued, and no events have occurred that require consideration as adjustments to or disclosures in the financial statements.

3.                      TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of both December 31, 2009 and 2008, interest rates on loans ranged from 4.25% to 10.50%, and as of December 31, 2009, had maturity dates through December 2024. The balance of the Plan’s participant loans of $21,731,805 and $17,988,143 is included in Investment in Sempra Energy Savings Master Trust on the statements of net assets available for benefits as of December 31, 2009 and 2008, respectively.

8

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan (the Trustee), and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At December 31, 2009 and 2008, the Plan’s interest in the net assets of the Master Trust was approximately 41% and 40%, respectively.

The net assets available for benefits of the Master Trust at December 31, 2009 and 2008, are summarized as follows:

	2009	2008

At fair value:
Sempra Energy common stock	$919,478	$686,525
Money market fund	65,718	57,188
Mutual funds:
Domestic stock funds	420,161	306,131
Balanced funds	301,936	200,002
Bond funds	92,099	80,973
Other	11,939	9,202
At estimated fair value — stable value funds	113,532	93,652
At estimated fair value — common/collective trust	79,985	61,893
At cost — participant loans	54,939	46,440

Net assets available for benefits	$2,059,787	$1,542,006

Net appreciation and dividend and interest income for the Master Trust for the year ended December 31, 2009, are as follows:

Net appreciation of investments at fair value:
Sempra Energy common stock	$221,419
Mutual funds	167,639
Net appreciation of investments at estimated fair value	15,057

Net appreciation of investments	$404,115

Dividend income	$42,586

Interest income	$3,251

9

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2009 and 2008:

	2009	2008

Sempra Energy common stock	$378,719	$279,463
Vanguard Institutional Index Fund	88,287	65,827
T. Rowe Price Small-Cap Stock Fund	61,280	42,747
T. Rowe Personal Strategy Balanced Fund	57,602	38,146

The Plan, through the Master Trust, invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

6.                      NONPARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments despite the employee’s ability to subsequently transfer them into other investments. The investment of Employer discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments held by the Master Trust, and the significant components of the changes therein, are as follows for the year ended December 31, 2009:

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust as of December 31, 2008	$143,012

Changes in assets:
Contributions	10,150
Net appreciation and dividend income	51,301
Distributions to participants or their beneficiaries	(4,378)
Transfers to participant directed investments	(5,710)
Transfers from plans of related entities	233

Total change in assets	51,596

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust as of December 31, 2009	$194,608

10

7.                      FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                  Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                  Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                  Level 3, which refers to securities valued based on significant unobservable inputs. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008 by major category of debt and equity securities determined by the nature and risk of the investments:

	Master Trust Fair Value Measurements at December 31, 2009
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$919,478	$—	$—	$919,478

Money market fund	65,718	—	—	65,718

Mutual funds:
Domestic stock funds	420,161	—	—	420,161
Balanced funds	301,936	—	—	301,936
Bond funds	92,099	—	—	92,099
Other	11,939	—	—	11,939

Total mutual funds	826,135	—	—	826,135

Stable value fund	—	113,532	—	113,532

Common/collective trust	—	79,985	—	79,985

Participant loans	—	—	54,939	54,939

Total assets at fair value	$1,811,331	$193,517	$54,939	$2,059,787

11

	Master Trust Fair Value Measurements at December 31, 2008
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$686,525	$—	$—	$686,525

Money market fund	57,188	—	—	57,188

Mutual funds:
Domestic stock funds	306,131	—	—	306,131
Balanced funds	200,002	—	—	200,002
Bond funds	80,973	—	—	80,973
Other	9,202	—	—	9,202

Total mutual funds	596,308	—	—	596,308

Stable value fund	—	93,652	—	93,652

Common/collective trust	—	61,893	—	61,893

Participant loans	—	—	46,440	46,440

Total assets at fair value	$1,340,021	$155,545	$46,440	$1,542,006

The following table summarizes the changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Master Trust Investments
Participant loans

Balance — beginning of year	$46,440
Purchase, sales, issuances, and settlements (net)	8,499

Balance — end of year	$54,939

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common stocks:  Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Money market and mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable value funds:  The fair values of participation units in stable value collective trusts are based upon the NAVs of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 8).

12

Common collective trusts:  The fair values of participation units held in collective trusts, other than stable value funds, are based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs).  The investment objectives and underlying investments of the collective trusts vary, with some holding diversified portfolios of domestic or international stocks and open-ended mutual funds, some holding securities of U.S. companies in a particular industry sector, some holding short-term and/or medium-term corporate, government and government agency bonds, and others holding a blend of various domestic stocks, bonds and mutual funds.  Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement (see Note 9).

Participant loans:  Participant loans are reported at outstanding balances, as management has concluded that the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values.  However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8.                      STABLE VALUE FUNDS

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc.  The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses.  The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value.  Plan management believes that the occurrence of events that would cause the Funds to transact at less than contract value is not probable.

Average Yields

The average yields of the Fund for the year ended December 31, 2009 were as follows:

Based on annualized earnings (1)	4.23%
Based on interest rate credited to participants (2)	4.26%

13

(1)          Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)          Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

9.                      NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following table as of December 31, 2009, sets forth a summary of the investments held by the Plan through the Master Trust with a reported NAV:

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2009
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (1)	$28,965	$—	Daily	None (1)	None (1)
Pyramis Select International Equity Commingled Pool Fund (2)	36,590	—	Daily	None (2)	None

Total	$65,555	$—

(1)          The Fund strategies seek to maximize current income while maintaining invested principal.  The Plan is required to give notice one day in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the Fund due to the termination of the Master Trust.

(2)          The pool strategies seek long-term growth of capital primarily through investment in foreign securities.  There is a 1% redemption fee for units held less than 30 days.

******

14

SUPPLEMENTAL SCHEDULE

15

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

(c)
	(b)	Description of Investment		(e)
	Identity of Issuer, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 10.50%; maturities from January 2010 through December 2024	**	$21,731,805

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

16

Southern California Gas Company Retirement Savings Plan

Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009, Supplemental Schedule as of December 31, 2009, and Report of Independent Registered Public Accounting Firm

SOUTHERN CALIFORNIA GAS COMPANY
RETIREMENT SAVINGS PLAN

NOTE:    Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Southern California Gas Company Retirement Savings Plan

San Diego, California

We have audited the accompanying statements of net assets available for benefits of the Southern California Gas Company Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

June 29, 2010

SOUTHERN CALIFORNIA GAS COMPANY

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

(Dollars in thousands)

	2009	2008

CASH AND CASH EQUIVALENTS	$374	$—

INVESTMENT — Investment in Sempra Energy Savings Master Trust	1,007,394	778,064

RECEIVABLES:
Dividends	2,930	2,591
Employer contributions	1,689	1,413
Employee contributions	1,812	—

Total receivables	6,431	4,004

NET ASSETS AVAILABLE FOR BENEFITS	$1,014,199	$782,068

See notes to financial statements.

2

SOUTHERN CALIFORNIA GAS COMPANY

RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

(Dollars in thousands)

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$218,861

Contributions:
Employer	13,073
Participating employees	41,629

Total contributions	54,702

Transfers from plans of related entities	420

Net additions	273,983

DEDUCTIONS:
Distributions to participants or their beneficiaries	41,166
Transfers to plans of related entities	466
Administrative expenses	220

Total deductions	41,852

INCREASE IN NET ASSETS:	232,131

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	782,068

End of year	$1,014,199

See notes to financial statements.

3

SOUTHERN CALIFORNIA GAS COMPANY
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Southern California Gas Company Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Southern California Gas Company (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an Employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, nonrepresented participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. Effective May 1, 2009, for represented participants only, the employee deferral limit increased from 25% to 50% of eligible pay on a pretax basis, an after-tax basis or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $16,500 for 2009. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2009. The Plan allows for automatic enrollment of newly hired nonrepresented employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay, and the default investment vehicle for 2009 is a T. Rowe Price Retirement Fund option based on the assumption that the employee will retire at age 65.

Effective May 1, 2008, for nonrepresented participants, the initial automatic deferral amount of 3% of eligible pay automatically increases every May by 1% up to a maximum of 6%.  Nonrepresented employees hired after that date have the option to opt out.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. . The Company’s matching contributions are invested in Sempra Energy common stock.  Employer contributions are funded in part from the Sempra Energy Employee Stock Ownership Plan and Trust. Total Employer nonelective matching contributions for the year ended December 31, 2009 were $11,383,813.

4

Discretionary Incentive Contribution — If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy for nonrepresented employees. An incentive contribution of .82% of eligible compensation was made for 2009. Incentive contributions were made on March 17, 2010 and March 16, 2009, to all employees employed on December 31, 2009 and 2008, respectively. The contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the years ended December 31, 2009 and 2008, were $1,288,848 and $1,412,513, respectively. These amounts are reflected in Employer contributions receivable on the statements of net assets available for benefits.

Participant Accounts — A separate account is established and maintained in the name of each participant and reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund, less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, TradeLink. Participants may invest a maximum of 50% of the value of their Plan accounts (excluding the Employer matching contributions) within their TradeLink brokerage account.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account or receive their vested account balance in a single lump-sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

5

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as exempt party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption and investment management fees. Fees paid by the Plan to the recordkeeper for administrative services were $219,594 for the year ended December 31, 2009.

At December 31, 2009 and 2008, the Plan held, through the Master Trust, 8,565,944 and 8,482,045 shares of common stock of Sempra Energy, the sponsoring employer, with a revalued cost basis, revalued annually as of January 1, of $369,486,011 and $512,018,543, respectively, and recorded dividend income of $11,784,738 during the year ended December 31, 2009.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, and a stable value fund.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances, plus accrued interest.

The Master Trust’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

6

Benefit Payments — Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $23,491 and $0 at December 31, 2009 and 2008, respectively.

Adoption of New Accounting Pronouncements — The accounting standards described below that were adopted in 2009 affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

Statement of Financial Accounting Standards (SFAS)No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”(SFAS 168): The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or the Codification) became the official source of GAAP on July 1, 2009.  For convenience, the prior GAAP source references are provided in addition to the Codification references throughout these financial statements and notes. In addition, the Codification changed the referencing system used to identify new accounting guidance. As a result, accounting updates issued after July 1, 2009 are referred to as Accounting Standards Updates (ASU).  New pronouncements issued before July 1, 2009 are referred to by their original title.

FASB Staff Position (FSP) FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly” (FSP FAS 157-4): FSP FAS 157-4, which amends ASC 820, Fair Value Measurements and Disclosures (originally issued as FASB Statement No. 157, Fair Value Measurements) (ASC 820), concerns the determination of fair values for assets and liabilities when there is no active market or where the prices used might represent distressed sales. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The FSP also outlines factors to be used to determine whether there has been a significant decrease in the volume and level of activity for the assets and liabilities when compared with normal market activity.

SFAS 165, “Subsequent Events” (SFAS 165), as amended by ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements” (ASU 2010-09): SFAS 165 (ASC 855), as amended by ASU 2010-09, requires management to evaluate events that occur after the balance sheet date through the date that the financial statements are issued. The guidance is similar to current audit guidance and does not change the way subsequent events are assessed. SFAS 165 required that the Company disclose the date through which they evaluated subsequent events. ASU 2010-09 removed the requirement for companies that must file financial statements with the U.S. Securities and Exchange Commission.

ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU No. 2010-06): ASU 2010-6 amends ASC 820 and requires additional fair value measurement disclosures, including transfers into and out of Levels 1 and 2; separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements; and valuation techniques and inputs used for Level 2 and Level 3 instruments. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact that ASU No. 2010-06 will have on disclosures.

7

ASU No. 2009-12, “Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent)” (ASU 2009-12): ASU 2009-12 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall and is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). It permits, as a practical expedient, an entity holding investments in certain entities that calculate NAV per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that NAV per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan adopted ASU No. 2009-12 in 2009 on a prospective basis and provides the additional required disclosure in Note 9. The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits or statement of changes in net assets available for benefits.

Subsequent Events — Management has evaluated events subsequent to December 31, 2009 through the date the financial statements were available to be issued, and no events have occurred that require consideration as adjustments to or disclosures in the financial statements.

3.                      TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of both December 31, 2009 and 2008, interest rates on loans ranged from 4.25% to 10.00%, and as of December 31, 2009, had maturity dates through January 2025. The balance of the Plan’s participant loans of $30,032,775 and $26,377,749 is included in Investment in Sempra Energy Savings Master Trust on the statements of net assets available for benefits as of December 31, 2009 and 2008, respectively.

8

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan (the Trustee), and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At December 31, 2009 and 2008, the Plan’s interest in the net assets of the Master Trust was approximately 49% and 50%, respectively.

The net assets available for benefits of the Master Trust at December 31, 2009 and 2008, are summarized as follows:

	2009	2008

At fair value:
Sempra Energy common stock	$919,478	$686,525
Money market fund	65,718	57,188
Mutual funds:
Domestic stock funds	420,161	306,131
Balanced funds	301,936	200,002
Bond funds	92,099	80,973
Other	11,939	9,202
At estimated fair value — stable value funds	113,532	93,652
At estimated fair value — common/collective trust	79,985	61,893
At cost — participant loans	54,939	46,440

Net assets available for benefits	$2,059,787	$1,542,006

Net appreciation and dividend and interest income for the Master Trust for the year ended December 31, 2009, are as follows:

Net appreciation of investments at fair value:
Sempra Energy common stock	$221,419
Mutual funds	167,639
Net appreciation of investments at estimated fair value	15,057

Net appreciation of investments	$404,115

Dividend income	$42,586

Interest income	$3,251

9

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2009 and 2008:

	2009	2008

Sempra Energy common stock	$479,522	$361,590
Vanguard Institutional Index Fund	89,196	71,037
Personal Strategy Balanced Fund	72,266	51,025
T. Rowe Price Stable Value Fund	73,283	62,647

The Plan, through the Master Trust, invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

6.                      NONPARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments, despite the employee’s ability to subsequently transfer them into other investments. The investment of Employer discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments held by the Master Trust, and the significant components of the changes therein, are as follows for the year ended December 31, 2009:

Nonparticipant directed investments — Sempra Energy common stock in the Master Trust as of December 31, 2008	$175,406

Changes in assets:
Contributions	11,384
Net appreciation and dividend income	62,125
Distributions to participants or their beneficiaries	(6,378)
Transfers to participant directed investments	(8,240)
Transfers from plans of related entities	15

Total change in assets	58,906

Nonparticipant directed investments — Sempra Energy common stock in the Master Trust as of December 31, 2009	$234,312

10

7.                      FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                  Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                  Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                  Level 3, which refers to securities valued based on significant unobservable inputs. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008 by major category of debt and equity securities determined by the nature and risk of the investments:

	Master Trust Fair Value Measurements at December 31, 2009
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$919,478	$—	$—	$919,478

Money market fund	65,718	—	—	65,718

Mutual funds:
Domestic stock funds	420,161	—	—	420,161
Balanced funds	301,936	—	—	301,936
Bond funds	92,099	—	—	92,099
Other	11,939	—	—	11,939

Total mutual funds	826,135	—	—	826,135

Stable value fund	—	113,532	—	113,532

Common/collective trust	—	79,985	—	79,985

Participant loans	—	—	54,939	54,939

Total assets at fair value	$1,811,331	$193,517	$54,939	$2,059,787

11

	Master Trust Fair Value Measurements at December 31, 2008
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$686,525	$—	$—	$686,525

Money market fund	57,188	—	—	57,188

Mutual funds:
Domestic stock funds	306,131	—	—	306,131
Balanced funds	200,002	—	—	200,002
Bond funds	80,973	—	—	80,973
Other	9,202	—	—	9,202

Total mutual funds	596,308	—	—	596,308

Stable value fund	—	93,652	—	93,652

Common/collective trust	—	61,893	—	61,893

Participant loans	—	—	46,440	46,440

Total assets at fair value	$1,340,021	$155,545	$46,440	$1,542,006

The following table summarizes the changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Master Trust Investments
Participant loans

Balance — beginning of year	$46,440

Purchase, sales, issuances, and settlements — net	8,499

Balance — end of year	$54,939

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common stocks:  Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Money market and mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable value funds:  The fair values of participation units in stable value collective trusts are based upon the NAVs of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 8).

12

Common collective trusts:  The fair values of participation units held in collective trusts, other than stable value funds, are based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs).  The investment objectives and underlying investments of the collective trusts vary, with some holding diversified portfolios of domestic or international stocks and open-ended mutual funds, some holding securities of U.S. companies in a particular industry sector, some holding short-term and/or medium-term corporate, government and government agency bonds, and others holding a blend of various domestic stocks, bonds and mutual funds.  Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement (see Note 9).

Participant loans:  Participant loans are reported at outstanding balances, as management has concluded that the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values.  However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8.                      STABLE VALUE FUNDS

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc.  The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses.  The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value.  Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Average Yields

The average yields of the Fund for the year ended December 31, 2009 were as follows:

Based on annualized earnings (1)	4.23%
Based on interest rate credited to participants (2)	4.26%

13

(1)          Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)          Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

9.                      NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following table as of December 31, 2009, sets forth a summary of the investments held by the Plan through the Master Trust with a reported NAV:

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2009
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (1)	$73,283	$—	Daily	None (1)	None (1)
Pyramis Select International Equity Commingled Pool Fund (2)	33,847	—	Daily	None (2)	None

Total	$107,130	$—

(1)      The fund strategies seek to maximize current income while maintaining invested principal.  The Plan is required to give notice one day in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the fund due to the termination of the Master Trust.

(2)         The pool strategies seek long-term growth of capital primarily through investment in foreign securities.  There is a 1% redemption fee for units held less than 30 days.

******

14

SUPPLEMENTAL SCHEDULE

15

SOUTHERN CALIFORNIA GAS COMPANY

RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

(c)
	(b)	Description of Investment		(e)
	Identity of Issuer, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 10.00%; maturities from January 2010 through January 2025	**	$30,032,775

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

16

Mesquite Power LLC Savings Plan

Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009, Supplemental Schedule as of December 31, 2009, and Report of Independent Registered Public Accounting Firm

MESQUITE POWER LLC SAVINGS PLAN

NOTE:

Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Mesquite Power LLC Savings Plan

San Diego, California

We have audited the accompanying statements of net assets available for benefits of the Mesquite Power LLC Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

June 29, 2010

MESQUITE POWER LLC SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

INVESTMENT — Investment in Sempra Energy Savings Master Trust	$2,723,950	$1,678,729

RECEIVABLES:
Employer contributions	189,870	174,761
Employee contributions	7,388	—
Dividends	6,111	4,476

Total receivables	203,369	179,237

NET ASSETS AVAILABLE FOR BENEFITS	$2,927,319	$1,857,966

See notes to financial statements.

2

MESQUITE POWER LLC SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$530,429

Contributions:
Employer	336,794
Participating employees	272,120

Total contributions	608,914

Total additions	1,139,343

DEDUCTIONS:
Distributions to participants or their beneficiaries	69,689
Administrative expenses	301

Total deductions	69,990

INCREASE IN NET ASSETS	1,069,353

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,857,966

End of year	$2,927,319

See notes to financial statements.

3

MESQUITE POWER LLC SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Mesquite Power LLC Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Mesquite Power LLC (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an Employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis. The Internal Revenue Code (IRC) limited total individual pretax contributions to $16,500 for 2009. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2009. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay increasing every May by 1% up to a maximum of 6%, and the default investment vehicle for 2009 is a T. Rowe Price Retirement Fund option based on the assumption that the employee will retire at age 65.  Employees hired after January 1, 2007, have the option to opt out.

Employer Nonelective Matching Contributions — The Company makes contributions to the Plan of 100% of the participant’s contributions up to 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. Total Employer nonelective matching contributions for the year ended December 31, 2009, were $146,924.

Discretionary Incentive Contribution — If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company will make an additional incentive contribution of 3% to 6% of the participant’s eligible pay. An incentive contribution of 5.64% was made for 2009. Incentive contributions were made on March 17, 2010 and March 16, 2009, to all employees employed on December 31, 2009 and 2008, respectively. The contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the years ended December 31, 2009 and 2008, were $185,650 and $174,761, respectively. These amounts are reflected in Employer contributions receivable on the statements of net assets available for benefits.

4

Participant Accounts — A separate account is established and maintained in the name of each participant and reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund, less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as exempt party-in-interest transactions.

5

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption and investment management fees. Fees paid by the Plan to the recordkeeper for administrative services were $301 for the year ended December 31, 2009.

At December 31, 2009 and 2008, the Plan held, through the Master Trust, 15,669 and 12,931 shares of common stock of Sempra Energy, the sponsoring employer, with a revalued cost basis, revalued annually as of January 1, of $686,778 and $756,296, respectively, and recorded dividend income of $22,878 during the year ended December 31, 2009.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, and a stable value fund.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances, plus accrued interest.

The Master Trust’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2009 or 2008.

Adoption of New Accounting Pronouncements — The accounting standards described below that were adopted in 2009 affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

6

Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”(SFAS 168): The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or the Codification) became the official source of GAAP on July 1, 2009.  For convenience, the prior GAAP source references are provided in addition to the Codification references throughout these financial statements and notes. In addition, the Codification changed the referencing system used to identify new accounting guidance. As a result, accounting updates issued after July 1, 2009 are referred to as Accounting Standards Updates (ASU).  New pronouncements issued before July 1, 2009 are referred to by their original title.

FASB Staff Position (FSP) FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly” (FSP FAS 157-4): FSP FAS 157-4, which amends ASC 820, Fair Value Measurements and Disclosures (originally issued as FASB Statement No. 157, Fair Value Measurements) (ASC 820), concerns the determination of fair values for assets and liabilities when there is no active market or where the prices used might represent distressed sales. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The FSP also outlines factors to be used to determine whether there has been a significant decrease in the volume and level of activity for the assets and liabilities when compared with normal market activity.

SFAS 165, “Subsequent Events” (SFAS 165), as amended by ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements” (ASU 2010-09): SFAS 165 (ASC 855), as amended by ASU 2010-09, requires management to evaluate events that occur after the balance sheet date through the date that the financial statements are issued. The guidance is similar to current audit guidance and does not change the way subsequent events are assessed. SFAS 165 required that the Company disclose the date through which they evaluated subsequent events. ASU 2010-09 removed the requirement for companies that must file financial statements with the U.S. Securities and Exchange Commission.

ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU No. 2010-06): ASU 2010-6 amends ASC 820 and requires additional fair value measurement disclosures, including transfers into and out of Levels 1 and 2; separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements; and valuation techniques and inputs used for Level 2 and Level 3 instruments. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact that ASU No. 2010-06 will have on disclosures.

ASU No. 2009-12, “Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent)” (ASU 2009-12): ASU 2009-12 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall and is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). It permits, as a practical expedient, an entity holding investments in certain entities that calculate NAV per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that NAV per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan adopted ASU No. 2009-12 in 2009 on a prospective basis and provides the additional required disclosure in Note 9. The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits or statement of changes in net assets available for benefits.

7

Subsequent Events — Management has evaluated events subsequent to December 31, 2009 through the date the financial statements were available to be issued, and no events have occurred that require consideration as adjustments to or disclosures in the financial statements.

3.                      TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 5, 2006, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have one loan outstanding. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of December 31, 2009 and 2008, interest rates on loans ranged from 4.25% to 9.25% and 6.00% to 9.25%, respectively, and, as of December 31, 2009, had maturity dates through January 2025. The balance of the Plan’s participant loans of $130,703 and $102,987 is included in Investment in Sempra Energy Savings Master Trust on the statements of net assets available for benefits as of December 31, 2009 and 2008, respectively.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan (the Trustee), and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At both December 31, 2009 and 2008, the Plan had less than a 1% interest in the net assets of the Master Trust.

8

The net assets available for benefits of the Master Trust at December 31, 2009 and 2008, are summarized as follows:

	2009	2008

At fair value:
Sempra Energy common stock	$919,478	$686,525
Money market fund	65,718	57,188
Mutual funds:
Domestic stock funds	420,161	306,131
Balanced funds	301,936	200,002
Bond funds	92,099	80,973
Other	11,939	9,202
At estimated fair value — stable value funds	113,532	93,652
At estimated fair value — common/collective trust	79,985	61,893
At cost — participant loans	54,939	46,440

Net assets available for benefits	$2,059,787	$1,542,006

Net appreciation and dividend and interest income for the Master Trust for the year ended December 31, 2009, are as follows:

Net appreciation of investments at fair value:
Sempra Energy common stock	$221,419
Mutual funds	167,639
Net appreciation of investments at estimated fair value	15,057

Net appreciation of investments	$404,115

Dividend income	$42,586

Interest income	$3,251

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2009 and 2008:

	2009		2008

Sempra Energy common stock	$877		$551
T. Rowe Price Stable Value Fund	475		423
T. Rowe Price Small-Cap Stock Fund	119	*	107
Participant Loans	131	*	103

* This investment does not represent 5% or more of the Plan’s assets at December 31, 2009, but is shown for comparative purposes.

9

The Plan, through the Master Trust, invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

6.                      NONPARTICIPANT DIRECTED INVESTMENTS

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments, despite the employee’s ability to subsequently transfer them into other investments. The investment of Employer discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments held by the Master Trust, and the significant components of the changes therein, are as follows for the year ended December 31, 2009:

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust as of December 31, 2008	$400,346

Changes in assets:
Contributions	146,924
Net appreciation and dividend income	163,105
Distributions to participants or their beneficiaries	(24,963)
Transfers to participant directed investments	(28,116)

Total change in assets	256,950

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust as of December 31, 2009	$657,296

10

7.                      FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                  Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                  Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                  Level 3, which refers to securities valued based on significant unobservable inputs. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008 by major category of debt and equity securities determined by the nature and risk of the investment:

	Master Trust Fair Value Measurements at December 31, 2009
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$919,478	$—	$—	$919,478

Money market fund	65,718	—	—	65,718

Mutual funds:
Domestic stock funds	420,161	—	—	420,161
Balanced funds	301,936	—	—	301,936
Bond funds	92,099	—	—	92,099
Other	11,939	—	—	11,939

Total mutual funds	826,135	—	—	826,135

Stable value fund	—	113,532	—	113,532

Common/collective trust	—	79,985	—	79,985

Participant loans	—	—	54,939	54,939

Total assets at fair value	$1,811,331	$193,517	$54,939	$2,059,787

11

	Master Trust Fair Value Measurements at December 31, 2008
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$686,525	$—	$—	$686,525

Money market fund	57,188	—	—	57,188

Mutual funds:
Domestic stock funds	306,131	—	—	306,131
Balanced funds	200,002	—	—	200,002
Bond funds	80,973	—	—	80,973
Other	9,202	—	—	9,202

Total mutual funds	596,308	—	—	596,308

Stable value fund	—	93,652	—	93,652

Common/collective trust	—	61,893	—	61,893

Participant loans	—	—	46,440	46,440

Total assets at fair value	$1,340,021	$155,545	$46,440	$1,542,006

The following table summarizes the changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Master Trust Investments
Participant loans

Balance — beginning of year	$46,440

Purchase, sales, issuances and settlements — net	8,499

Balance — end of year	$54,939

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common stocks:  Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Money market and mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable value funds:  The fair values of participation units in stable value collective trusts are based upon the NAVs of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 8).

12

Common collective trusts:  The fair values of participation units held in collective trusts, other than stable value funds, are based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs).  The investment objectives and underlying investments of the collective trusts vary, with some holding diversified portfolios of domestic or international stocks and open-ended mutual funds, some holding securities of U.S. companies in a particular industry sector, some holding short-term and/or medium-term corporate, government and government agency bonds, and others holding a blend of various domestic stocks, bonds and mutual funds.  Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement (see Note 9).

Participant loans:  Participant loans are reported at outstanding balances, as management has concluded that the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values.  However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8.                      STABLE VALUE FUNDS

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc.  The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay Plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses.  The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value.  Plan management believes that the occurrence of events that would cause the Funds to transact at less than contract value is not probable.

Average Yields

The average yields of the Fund for the year ended December 31, 2009 were as follows:

Based on annualized earnings (1)	4.23%
Based on interest rate credited to participants (2)	4.26%

13

(1)          Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)          Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

9.                      NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following table for December 31, 2009, sets forth a summary of the investments held by the Plan through the Master Trust with a reported NAV:

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2009
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (1)	$475	$—	Daily	None (1)	None (1)
Pyramis Select International Equity Commingled Pool Fund (2)	96	—	Daily	None (2)	None

Total	$571	$—

(1)          The Fund strategies seek to maximize current income while maintaining invested principal.  The Plan is required to give notice one day in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the Fund due to the termination of the Master Trust.

(2)          The pool strategies seek long-term growth of capital primarily through investment in foreign securities.  There is a 1% redemption fee for units held less than 30 days.

******

14

SUPPLEMENTAL SCHEDULE

15

MESQUITE POWER LLC SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

(c)
	(b)	Description of Investment		(e)
	Identity of Issuer, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.25%; maturities from June 2011 through January 2025	**	$130,703

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

16

Mobile Gas Service Corporation Employee Savings Plan

Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009, Supplemental Schedule as of December 31, 2009, and Report of Independent Registered Public Accounting Firm

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

NOTE:

Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Mobile Gas Service Corporation Employee Savings Plan

San Diego, California

We have audited the accompanying statements of net assets available for benefits of the Mobile Gas Service Corporation Employee Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

June 29, 2010

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

CASH:	$—	$6,751

INVESTMENTS — at fair value:
Investment in Sempra Energy Savings Master Trust	15,567,176	—
Restricted Cash for Conversion	—	13,910,792
Federated Capital Preservation Fund	—	903,586
	15,567,176	14,814,378

Participant loans	—	457,655

Total investments	15,567,176	15,272,033

RECEIVABLES:
Employee contributions	23,803	23,778
Employer contributions	7,603	9,090
Dividends	4,286	—

Total receivables	35,692	32,868

PAYABLES:
Transfer to Sempra Energy Savings Plan	—	701,239

Total payables	—	701,239

NET ASSETS AVAILABLE FOR BENEFITS	$15,602,868	$14,610,413

See notes to financial statements.

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$1,938,719

Contributions:
Employer	186,420
Participating employees	486,684

Total contributions	673,104

Total additions	2,611,823

DEDUCTIONS:
Distributions to participants or their beneficiaries	1,491,393
Transfers to plans of related entities	127,975

Total deductions	1,619,368

INCREASE IN NET ASSETS	992,455

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	14,610,413

End of year	$15,602,868

See notes to financial statements.

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Mobile Gas Service Corporation Employee Savings Plan (the Plan), formerly The EnergySouth, Inc. Employee Savings Plan, is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides nonrepresented employees of Mobile Gas Service Corporation (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an Employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy (effective March 1, 2009), the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective October 1, 2008, EnergySouth, Inc. was merged into Sempra Energy.  The Plan remained active under the existing plan name and documents through December 31, 2008 (see Note 3).  All investments in the Plan were transferred to T. Rowe Price on January 1, 2009 (see Related-Party Transactions below).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participant assets from one plan to another.

Effective January 1, 2009, the Plan changed its method of accounting from the modified cash to the accrual method and, as of that date, recognizes revenue when earned rather than when cash is received and recognizes expenses when they are incurred rather than when cash is disbursed. The statement of net assets available for benefits as of December 31, 2008, has been adjusted to reflect accrued receivables of $32,868.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis.  The Internal Revenue Code (IRC) limited total individual pretax contributions to $16,500 for 2009. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2009. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay, and the default investment vehicle for 2009 is a T. Rowe Price Retirement Fund option based on the assumption that the employee will retire at age 65.  The initial automatic deferral amount of 3% of eligible pay increases every May by 1% up to a maximum of 6%. Employees hired after January 1, 2009, have the option to opt out and employees hired prior to that date have the option to opt in.

Employer Nonelective Matching Contributions — The Company makes contributions to the Plan of 100% of the participant’s contributions, up to 1% of eligible pay, plus 50% of the participant’s contributions from 1% to 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. Total Employer nonelective matching contributions for the year ended December 31, 2009 were $187,907.

Discretionary Incentive Contribution — If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company will make an additional incentive contribution of up to 1% of the participant’s eligible pay. No incentive contributions were made for 2009.

Participant Accounts — A separate account is established and maintained in the name of each participant and reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund, less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as exempt party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption and investment management fees. There were no such fees paid by the Plan to the recordkeeper for administrative services for the year ended December 31, 2009.

At December 31, 2008, the Plan did not hold any shares of EnergySouth, Inc., the parent company to Mobile Gas Service Corporation.

At December 31, 2009, the Plan held, through the Master Trust, 10,989 shares of common stock of Sempra Energy, the sponsoring employer, with a revalued cost basis, revalued annually as of January 1, of $527,391 and recorded dividend income of $10,550 during the year then ended.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, and a stable value fund.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — Prior to January 1, 2009, investments, other than loans, are stated at fair value based upon quoted market prices for identical assets.  Participant loans are recorded at an amount equal to their remaining principal balances, which approximates fair value.

Effective January 1, 2009, the fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances, plus accrued interest.

The Master Trust’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $775 and $0 at December 31, 2009 and 2008, respectively.

Adoption of New Accounting Pronouncements — The accounting standards described below that were adopted in 2009 affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

Statement of Financial Accounting Standards (SFAS)No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”(SFAS 168): The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or the Codification) became the official source of authoritative GAAP on July 1, 2009.  For convenience, the prior GAAP source references are provided in addition to the Codification references throughout these financial statements and notes. In addition, the Codification changed the referencing system used to identify new accounting guidance. As a result, accounting updates issued after July 1, 2009 are referred to as Accounting Standards Updates (ASU).  New pronouncements issued before July 1, 2009 are referred to by their original title.

FASB Staff Position (FSP) FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly” (FSP FAS 157-4): FSP FAS 157-4, which amends ASC 820, Fair Value Measurements and Disclosures (originally issued as FASB Statement No. 157, Fair Value Measurements) (ASC 820), concerns the determination of fair values for assets and liabilities when there is no active market or where the prices used might represent distressed sales. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The FSP also outlines factors to be used to determine whether there has been a significant decrease in the volume and level of activity for the assets and liabilities when compared with normal market activity.

SFAS 165, “Subsequent Events” (SFAS 165), as amended by ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements” (ASU 2010-09): SFAS 165 (ASC 855), as amended by ASU 2010-09, requires management to evaluate events that occur after the balance sheet date through the date that the financial statements are issued. The guidance is similar to current audit guidance and does not change the way subsequent events are assessed. SFAS 165 required that the Company disclose the date through which they evaluated subsequent events. ASU 2010-09 removed the requirement for companies that must file financial statements with the U.S. Securities and Exchange Commission.

ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU No. 2010-06): ASU 2010-6 amends ASC 820 and requires additional fair value measurement disclosures, including transfers into and out of Levels 1 and 2; separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements; and valuation techniques and inputs used for Level 2 and Level 3 instruments. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact that ASU No. 2010-06 will have on disclosures.

ASU No. 2009-12, “Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent)” (ASU 2009-12): ASU 2009-12 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall and is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). It permits, as a practical expedient, an entity holding investments in certain entities that calculate NAV per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that NAV per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan adopted ASU No. 2009-12 in 2009 on a prospective basis and provides the additional required disclosure in Note 9. The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits or statement of changes in net assets available for benefits.

Subsequent Events — Management has evaluated events subsequent to December 31, 2009 through the date the financial statements were available to be issued, and no events have occurred that require consideration as adjustments to or disclosures in the financial statements.

3.                      TAX STATUS

Prior to January 1, 2009, the plan used a prototype plan document sponsored by Retirement Plan Service Company of America (RPSC).  RPSC received an opinion letter from the Internal Revenue Service (IRS), dated April 7, 2001, which states that the prototype document satisfies the applicable provisions of the IRC.  The Plan itself does not have a determination letter from the IRS.  The Plan’s management believed that the Plan was designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provisions for income tax had been included in the Plan’s financials statements.

In April 2010, the Company requested from the IRS a determination letter stating that the Plan with an effective date of January 1, 2009, as designed, is in compliance with the applicable requirements of the IRC. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have one loan outstanding. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of December 31, 2009 and 2008, interest rates on loans ranged from 4.25% to 9.25% and 5% to 10%, respectively, and, as of December 31, 2009, had maturity dates through April 2023. The balance of the Plan’s participant loans are $456,189 and $457,655 as of December 31, 2009 and 2008, respectively.  The balance for December 31, 2009 is included in Investment in Sempra Energy Savings Master Trust on the statement of net assets available for benefits.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan (the Trustee), and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At December 31, 2009, the Plan had less than a 1% interest in the net assets of the Master Trust.

The net assets available for benefits of the Master Trust at December 31, 2009, are summarized as follows:

2009

At fair value:
Sempra Energy common stock	$919,478
Money market fund	65,718
Mutual funds:
Domestic stock funds	420,161
Balanced funds	301,936
Bond funds	92,099
Other	11,939
At estimated fair value — stable value funds	113,532
At estimated fair value — common/collective trust	79,985
At cost — participant loans	54,939

Net assets available for benefits	$2,059,787

Net appreciation and dividend and interest income for the Master Trust for the year ended December 31, 2009, are as follows:

Net appreciation of investments at fair value:
Sempra Energy common stock	$221,419
Mutual funds	167,639
Net appreciation of investments at estimated fair value	15,057

Net appreciation of investments	$404,115

Dividend income	$42,586

Interest income	$3,251

The following investments held by the Plan through the Master Trust at December 31, 2009 represent 5% or more of the Plan’s assets:

2009

Summit Cash Reserve Fund	$5,332
Retirement 2010 Fund	792
Retirement 2015 Fund	1,183
Retirement 2020 Fund	937
Retirement 2025 Fund	1,945
Retirement 2030 Fund	895

The Plan did not participate in the Master Trust during 2008, but converted into the Master Trust effective January 2, 2009 (the Master Trust Conversion Date). The Federated Capital Preservation Fund was the only investment that represented 5% or more of the Plan’s assets at December 31, 2008.

The Plan, through the Master Trust, invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

6.                      NONPARTICIPANT DIRECTED INVESTMENTS

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments despite the employee’s ability to subsequently transfer them into other investments. The investment of Employer discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments held by the Master Trust, and the significant components of the changes therein, are as follows as of and for the year ended December 31, 2009:

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust as of December 31, 2009	$587,383

Changes in assets:
Contributions	$187,907
Net appreciation and dividend income	94,530
Distributions to participants or their beneficiaries	(5,226)
Transfers from participant directed investments	311,407
Transfers to plans of related entities	(1,235)

Total change in assets	$587,383

7.                      FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                  Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                  Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                  Level 3, which refers to securities valued based on significant unobservable inputs. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008 by major category of debt and equity securities determined by the nature and risk of the investments:

	Master Trust Fair Value Measurements at December 31, 2009
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$919,478	$—	$—	$919,478

Money market fund	65,718	—	—	65,718

Mutual funds:
Domestic stock funds	420,161	—	—	420,161
Balanced funds	301,936	—	—	301,936
Bond funds	92,099	—	—	92,099
Other	11,939	—	—	11,939

Total mutual funds	826,135	—	—	826,135

Stable value funds	—	113,532	—	113,532

Common/collective trust	—	79,985	—	79,985

Participant loans	—	—	54,939	54,939

Total assets at fair value	$1,811,331	$193,517	$54,939	$2,059,787

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008 by major category of debt and equity securities determined by the nature and risk of the investments:

	Fair Value Measurements at December 31, 2008
	Level 1	Level 2	Level 3	Total

Stable value fund	$—	$904	$—	$904

Participant loans	—	—	458	458

Total assets at fair value	$—	$904	$458	$1,362

The following table summarizes the changes in the fair value of investments classified as Level 3 assets at December 31, 2009:

Master Trust Investments
Participant loans

Balance — at Master Trust Conversion Date	$46,440
Purchase, sales, issuances, and settlements (net)	8,499

Balance — end of year	$54,939

Prior to the Master Trust Conversion Date, the 2009 Level 3 investment activity was immaterial.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common stocks:  Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Money market and mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable value funds:  The fair values of participation units in stable value collective trusts are based upon the NAVs of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 8).   The funds invest in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors (see Note 8).

Common collective trusts:  The fair values of participation units held in collective trusts, other than stable value funds, are based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs).  The investment objectives and underlying investments of the collective trusts vary, with some holding diversified portfolios of domestic or international stocks and open-ended mutual funds, some holding securities of U.S. companies in a particular industry sector, some holding short-term and/or medium-term corporate, government and government agency bonds, and others holding a blend of various domestic stocks, bonds and mutual funds.  Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement (see Note 9).

Participant loans:  Participant loans are reported at outstanding balances, as management has concluded that the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values.  However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8.                      STABLE VALUE FUNDS

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (T. Rowe Price Stable Value Fund) and the Federated Capital Preservation Fund (collectively, the Funds), which are sponsored by T. Rowe Price Group, Inc. and Federated Investors, Inc, respectively.  The Funds invest primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay Plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Funds’ constant NAV. Distribution to the Funds’ unit holders is declared daily from the net investment income and automatically reinvested in the Funds on a monthly basis, when paid. It is the policy of the Funds to use their best efforts to maintain the stable NAV per unit, although there is no guarantee that the Funds will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the Funds, plus earnings, less participant withdrawals and administrative expenses.  The Funds impose certain restrictions on the Plan, and the Funds themselves may be subject to circumstances that impact their ability to transact at contract value.  Plan management believes that the occurrence of events that would cause the Funds to transact at less than contract value is not probable.

Average Yields

The average yields of the Funds for the year ended December 31, 2009 were as follows:

	Based on:
		interest rate
	annualized	credited to
Stable Value Fund	earnings (1)	participants (2)

T. Rowe Price Stable Value Fund	4.23%	4.26%
Federated Capital Preservation Fund	3.53%	3.70%

(1)          Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)          Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

9.                      NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following table for December 31, 2009, sets forth a summary of the investments held by the Plan through the Master Trust with a reported NAV:

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2009
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (1)	$325	$—	Annual	None (1)	None (1)
Pyramis Select International Equity Commingled Pool Fund (2)	58	—	Daily	None (2)	None
Federated Capital Preservation Fund (3)	749	—	(3)	(3)	(3)

Total	$1,132	$—

(1)      The fund strategies seek to maximize current income while maintaining invested principal.  The Plan is required to give notice one day in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the fund due to the termination of the Master Trust.

(2)      The pool strategies seek long-term growth of capital primarily through investment in foreign securities.  There is a 1% redemption fee for units held less than 30 days.

(3)      The fund strategies seek to maximize current income while maintaining invested principal.  The Plan is required to give notice one year in advance of a partial or total liquidation of the investment for any purpose other than for the benefit payments, making a participant loans, participant-directed investment transfers and payment of administrative fees. In November 2008, the Plan gave notice to Federated to liquidate its investment in the fund effective in July 2010 in order to transfer the asset to the T. Rowe Price Stable Value Fund.

10.               RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The accounting method used to determine net assets available for benefits per the financial statements as of December 31, 2008, was changed from the modified cash to the accrual method (see Note 1).  This change required the inclusion of employee and employer contributions receivable in the net assets available for benefits in the financial statements presented herein for the year ending December 31, 2008 and, accordingly, exclusion of employee and employer contributions for the amount of the receivables in the changes in net assets available for benefits in the financial statements presented herein for the year ended December 31, 2009.

Reconciliation of net assets available for benefits and change in net assets available for benefits per these financial statements to the Form 5500 is as follows:

	December 31,
	2009	2008

Net assets available for benefits per the financial statements	$15,602,868	$14,610,413

Change from modified cash to accrual accounting method:
2008 employee contributions receivable	—	(23,778)
2008 employer contributions receivable	—	(9,090)
Liability to Sempra Energy Savings Plan for cash transfer	—	312

Net assets available for benefits per the Form 5500	$15,602,868	$14,577,857

2009

Change in net assets available for benefits per the financial statements	$992,455
2008 employee contributions received in 2009	23,778
2008 employer contributions received in 2009	9,090
Transfer to Sempra Energy Savings Plan in 2009	(312)

Change in net assets available for benefits per the Form 5500	$1,025,011

******

SUPPLEMENTAL SCHEDULE

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

(c)
	(b)	Description of Investment		(e)
	Identity of Issuer, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.25%; maturities from January 2010 through April 2023	**	$456,189

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

Mobile Gas Service Corporation Bargaining Unit Employee Savings Plan

Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009, Supplemental Schedule as of December 31, 2009, and Report of Independent Registered Public Accounting Firm

MOBILE GAS SERVICE CORPORATION BARGAINING UNIT EMPLOYEE SAVINGS PLAN

NOTE:    Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Mobile Gas Service Corporation Bargaining Unit Employee Savings Plan

San Diego, California

We have audited the accompanying statements of net assets available for benefits of the Mobile Gas Service Corporation Bargaining Unit Employee Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

June 29, 2010

MOBILE GAS SERVICE CORPORATION BARGAINING UNIT

EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

CASH AND CASH EQUIVALENTS:	$—	$19,463

INVESTMENTS — at fair value:
Investment in Sempra Energy Savings Master Trust	4,290,043	—
Restricted Cash for Conversion	—	3,312,301
Federated Capital Preservation Fund	—	317,320
	4,290,043	3,629,621

Participant loans	—	306,782

Total investments	4,290,043	3,936,403

RECEIVABLES:
Employee contributions	9,469	—
Employer contributions	2,058	—
Dividends	1,019	—

Total receivables	12,546	—

NET ASSETS AVAILABLE FOR BENEFITS	$4,302,589	$3,955,866

See notes to financial statements.

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MOBILE GAS SERVICE CORPORATION BARGAINING UNIT

EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$399,844

Contributions:
Employer	56,351
Participant	137,138

Total contributions	193,489

Total additions	593,333

DEDUCTIONS:
Distributions to participants or their beneficiaries	246,610

INCREASE IN NET ASSETS	346,723

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,955,866

End of year	$4,302,589

See notes to financial statements.

3

MOBILE GAS SERVICE CORPORATION BARGAINING UNIT EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Mobile Gas Service Corporation Bargaining Unit Employee Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides represented employees of Mobile Gas Service Corporation (the Company or Employer) with retirement benefits. Employees may participate in the Plan, and receive an Employer matching contribution, after one year in which they complete 1,000 hours of service and after they have attained age 21. Employees may make regular savings investments in common stock of Sempra Energy (effective March 1, 2009), the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participant assets from one plan to another.

Effective January 1, 2009, the Plan changed its method of accounting from the modified cash to the accrual method and, as of that date, recognizes revenue when earned rather than when cash is received and recognizes expenses when they are incurred rather than when cash is disbursed. This required no adjustment to the statement of net assets available for benefits as of December 31, 2008.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis.  The Internal Revenue Code (IRC) limited total individual pretax contributions to $16,500 for 2009. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2009.

Employer Nonelective Matching Contributions — The Company makes contributions to the Plan of 50% of the participant’s contributions, up to 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. Total Employer nonelective matching contributions for the year ended December 31, 2009 were $54,293.

Discretionary Incentive Contribution — If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company will make an additional incentive contribution of up to 1% of the participant’s eligible pay. No incentive contributions were made for 2009.

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Participant Accounts — A separate account is established and maintained in the name of each participant and reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund, less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — Participant contributions, rollovers and investment earnings are fully vested.  Employer nonelective matching contributions and discretionary incentive contributions vest based on years of service in accordance with the following table:

Years of Service	Percent Vested

1	20%
2	40%
3	60%
4	80%
5	100%

All vested portions are nonforfeitable at all times.

Forfeited Accounts — At December 31, 2009 and December 31, 2008, forfeited nonvested accounts totaled $4,614 and $4,248, respectively. Ordinarily, forfeited amounts would be designated for the reduction of administration fees.  As most of the administration fees are absorbed by the Company, these accounts will be used to reduce future Employer contributions.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

5

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as exempt party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption and investment management fees. There were no such fees paid by the Plan to the recordkeeper for administrative services for the year ended December 31, 2009.

At December 31, 2008, the Plan did not hold any shares of EnergySouth, Inc., the parent company to Mobile Gas Service Corporation.

At December 31, 2009, the Plan held, through the Master Trust, 2,614 shares of common stock of Sempra Energy, the sponsoring employer, with a revalued cost basis, revalued annually as of January 1, of $128,939 and recorded dividend income of $1,019 during the year then ended.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, and a stable value fund.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

6

Investment Valuation and Income Recognition — Prior to January 1, 2009, investments, other than loans, were stated at fair value based upon quoted market prices for identical assets.  Participant loans are recorded at an amount equal to their remaining principal balances, which approximates fair value.

Effective January 1, 2009, the fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances, plus accrued interest.

The Master Trust’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $1,000 and $0 at December 31, 2009 and 2008, respectively.

Adoption of New Accounting Pronouncements — The accounting standards described below that were adopted in 2009 affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

Statement of Financial Accounting Standards (SFAS)No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”(SFAS 168): The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or the Codification) became the official source of authoritative GAAP on July 1, 2009.  For convenience, the prior GAAP source references are provided in addition to the Codification references throughout these financial statements and notes. In addition, the Codification changed the referencing system used to identify new accounting guidance. As a result, accounting updates issued after July 1, 2009 are referred to as Accounting Standards Updates (ASU).  New pronouncements issued before July 1, 2009 are referred to by their original title.

FASB Staff Position (FSP) FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly” (FSP FAS 157-4): FSP FAS 157-4, which amends ASC 820, Fair Value Measurements and Disclosures (originally issued as FASB Statement No. 157, Fair Value Measurement) (ASC 820), concerns the determination of fair values for assets and liabilities when there is no active market or where the prices used might represent distressed sales. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The FSP also outlines factors to be used to determine whether there has been a significant decrease in the volume and level of activity for the assets and liabilities when compared with normal market activity.

7

SFAS 165, “Subsequent Events” (SFAS 165), as amended by ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements” (ASU 2010-09): SFAS 165 (ASC 855), as amended by ASU 2010-09, requires management to evaluate events that occur after the balance sheet date through the date that the financial statements are issued. The guidance is similar to current audit guidance and does not change the way subsequent events are assessed. SFAS 165 required that the Company disclose the date through which they evaluated subsequent events. ASU 2010-09 removed the requirement for companies that must file financial statements with the U.S. Securities and Exchange Commission.

ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU No. 2010-06): ASU 2010-6 amends ASC 820 and requires additional fair value measurement disclosures, including transfers into and out of Levels 1 and 2; separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements; and valuation techniques and inputs used for Level 2 and Level 3 instruments. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact that ASU No. 2010-06 will have on the disclosures.

ASU No. 2009-12, “Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent)” (ASU 2009-12): ASU 2009-12 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall and is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). It permits, as a practical expedient, an entity holding investments in certain entities that calculate NAV per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that NAV per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan adopted ASU No. 2009-12 in 2009 on a prospective basis and provides the additional required disclosure in Note 9. The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits or statement of changes in net assets available for benefits.

Subsequent Events — Management has evaluated events subsequent to December 31, 2009 through the date the financial statements were available to be issued, and no events have occurred that require consideration as adjustments to or disclosures in the financial statements.

3.                      TAX STATUS

Prior to January 1, 2009, the plan used a prototype plan document sponsored by Retirement Plan Service Company of America (RPSC).  RPSC received an opinion letter from the Internal Revenue Service (IRS), dated April 7, 2001, which states that the prototype document satisfies the applicable provisions of the IRC.  The Plan itself does not have a determination letter from the IRS.  The Plan’s management believed that the Plan was designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provisions for income tax had been included in the Plan’s financial statements.

In April 2010, the Company requested from the IRS a determination letter stating that the Plan with an effective date of January 1, 2009, as designed, is in compliance with the applicable requirements of the IRC. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have one loan outstanding. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of December 31, 2009 and 2008,  interest rates on loans ranged from 4.25% to 9.25% and 5% to 10%, respectively, and, as of December 31, 2009, had maturity dates through November 2022. The balance of the Plan’s participant loans are $382,071 and $306,782 as of December 31, 2009 and 2008, respectively.  The balance for December 31, 2009 is included in Investment in Sempra Energy Savings Master Trust on the statements of net assets available for benefits.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan (the Trustee), and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At December 31, 2009, the Plan had less than a 1% interest in the net assets of the Master Trust.

The net assets available for benefits of the Master Trust at December 31, 2009 are summarized as follows:

2009

At fair value:
Sempra Energy common stock	$919,478
Money market fund	65,718
Mutual funds:
Domestic stock funds	420,161
Balanced funds	301,936
Bond funds	92,099
Other	11,939
At estimated fair value — stable value funds	113,532
At estimated fair value — common/collective trust	79,985
At cost — participant loans	54,939

Net assets available for benefits	$2,059,787

9

Net appreciation and dividend and interest income for the Master Trust for the year ended December 31, 2009 are as follows:

Net appreciation of investments at fair value:
Sempra Energy common stock	$221,419
Mutual funds	167,639
Net appreciation of investments at estimated fair value	15,057

Net appreciation of investments	$404,115

Dividend income	$42,586

Interest income	$3,251

The following investments held by the Plan through the Master Trust at December 31, 2009 represent 5% or more of the Plan’s assets:

2009

Summit Cash Reserve Fund	$1,892
Retirement 2010 Fund	306
Retirement 2025 Fund	471
Retirement 2030 fund	308
Federated Capital Preservation Fund	282
Participant loans	382

The Plan did not participate in the Master Trust during 2008, but converted into the Master Trust effective January 2, 2009 (the Master Trust Conversion Date). The Federated Capital Preservation Fund and Participant loans were the only investments that represented 5% or more of the Plan’s assets at December 31, 2008.

The Plan, through the Master Trust, invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

10

6.                      NONPARTICIPANT DIRECTED INVESTMENTS

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments despite the employee’s ability to subsequently transfer them into other investments. The investment of Employer discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments held by the Master Trust, and the significant components of the changes therein, are as follows as of and for the year ended December 31, 2009:

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust as of December 31, 2009	$145,901

Changes in assets:
Contributions	$54,293
Net appreciation and dividend income	20,066
Distributions to participants or their beneficiaries	(10,515)
Transfers from participant directed investments	82,057

Total change in assets	$145,901

11

7.                      FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                  Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                  Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                  Level 3, which refers to securities valued based on significant unobservable inputs. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008 by major category of debt and equity securities determined by the nature and risk of the investments:

	Master Trust Fair Value Measurements at December 31, 2009
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$919,478	$—	$—	$919,478

Money market fund	65,718	—	—	65,718

Mutual funds:
Domestic stock funds	420,161	—	—	420,161
Balanced funds	301,936	—	—	301,936
Bond funds	92,099	—	—	92,099
Other	11,939	—	—	11,939

Total mutual funds	826,135	—	—	826,135

Stable value funds	—	113,532	—	113,532

Common/collective trust	—	79,985	—	79,985

Participant loans	—	—	54,939	54,939

Total assets at fair value	$1,811,331	$193,517	$54,939	$2,059,787

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008 by major category of debt and equity securities determined by the nature and risk of the investments:

12

	Fair Value Measurements at December 31, 2008
	Level 1	Level 2	Level 3	Total

Stable value fund	$—	$317	$—	$317

Participant loans	—	—	307	307

Total assets at fair value	$—	$317	$307	$624

The following table summarizes the changes in the fair value of investments classified as Level 3 assets at December 31, 2009:

Level 3 Master Trust Investments
Participant loans

Balance — at Master Trust Conversion Date	$46,440
Purchase, sales, issuances, and settlements (net)	8,499

Balance — end of year	$54,939

Prior to the Master Trust Conversion Date, the 2009 Level 3 investment activity was immaterial.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common stocks:  Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Money market and mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable value funds:  The fair values of participation units in stable value collective trusts are based upon the NAVs of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 8).   The funds invest in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors (see Note 8).

Common collective trusts:  The fair values of participation units held in collective trusts, other than stable value funds, are based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs).  The investment objectives and underlying investments of the collective trusts vary, with some holding diversified portfolios of domestic or international stocks and open-ended mutual funds, some holding securities of U.S. companies in a particular industry sector, some holding short-term and/or medium-term corporate, government and government agency bonds, and others holding a blend of various domestic stocks, bonds and mutual funds.  Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement (see Note 9).

13

Participant loans:  Participant loans are reported at outstanding balances, as management has concluded that the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values.  However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8.                      STABLE VALUE FUNDS

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (T. Rowe Price Stable Value Fund) and the Federated Capital Preservation Fund (collectively, the Funds), which are sponsored by T. Rowe Price Group, Inc. and Federated Investors, Inc, respectively.  The funds invest primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay Plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Funds’ constant NAV. Distribution to the Funds’ unit holders is declared daily from the net investment income and automatically reinvested in the Funds on a monthly basis, when paid. It is the policy of the Funds to use their best efforts to maintain the stable NAV per unit, although there is no guarantee that the Funds will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the Funds, plus earnings, less participant withdrawals and administrative expenses.  The Funds impose certain restrictions on the Plan, and the Funds themselves may be subject to circumstances that impact their ability to transact at contract value.  Plan management believes that the occurrence of events that would cause the Funds to transact at less than contract value is not probable.

Average Yields

The average yields of the Funds for the year ended December 31, 2009 were as follows:

	Based on:
		interest rate
	annualized	credited to
Stable Value Fund	earnings (1)	participants (2)

T. Rowe Price Stable Value Fund	4.23%	4.26%
Federated Capital Preservation Fund	3.53%	3.70%

(1)          Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)          Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

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9.                      NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following table for December 31, 2009, sets forth a summary of the investments held by the Plan through the Master Trust with a reported NAV:

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2009
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (1)	$83	$—	Annual	None (1)	None (1)
Pyramis Select International Equity Commingled Pool Fund (2)	1	—	Daily	None (2)	None
Federated Capital Preservation Fund (3)	282	—	(3)	(3)	(3)

Total	$366	$—

(1)        The fund strategies seek to maximize current income while maintaining invested principal.  The Plan is required to give notice one day in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the fund due to the termination of the Master Trust.

(2)        The pool strategies seek long-term growth of capital primarily through investment in foreign securities.  There is a 1% redemption fee for units held less than 30 days.

(3)        The fund strategies seek to maximize current income while maintaining invested principal.  The Plan is required to give notice one year in advance of a partial or total liquidation of the investment for any purpose other than for the benefit payments, making a participant loans, participant-directed investment transfers and payment of administrative fees. In November 2008, the Plan gave notice to Federated to liquidate its investment in the fund effective in July 2010 in order to transfer the asset to the T. Rowe Price Stable Value Fund.

******

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SUPPLEMENTAL SCHEDULE

16

MOBILE GAS SERVICE CORPORATION BARGAINING UNIT

EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

(c)
	(b)	Description of Investment		(e)
	Identity of Issuer, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.25%; maturities from February 2010 through November 2022	**	$382,071

*              Party-in-interest to the Plan.

**       Cost not required to be presented for participant directed investments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans’ sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SEMPRA ENERGY SAVINGS PLAN (Full title of the Plan)

Date: June 29, 2010	By:	/s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President Human Resources, Sempra Energy

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN (Full title of the Plan)

Date: June 29, 2010	By:	/s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President Human Resources, Sempra Energy

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN (Full title of the Plan)

Date: June 29, 2010	By:	/s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President Human Resources, Sempra Energy

MESQUITE POWER LLC SAVINGS PLAN (Full title of the Plan)

Date: June 29, 2010	By:	/s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President Human Resources, Sempra Energy

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN (Full title of the Plan)

Date: June 29, 2010	By:	/s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President Human Resources, Sempra Energy

MOBILE GAS SERVICE CORPORATION BARGAINING UNIT EMPLOYEE SAVINGS PLAN (Full title of the Plan)

Date: June 29, 2010	By:	/s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President Human Resources, Sempra Energy